Exhibit 99.3

TERMINATION OF MANAGEMENT AGREEMENT

This agreement is made this 27th March 2019 by and between:

(1) CAPITAL SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Panama with a representative branch office and business address in Greece at 3, Iassonos Street, Piraeus Greece (“CSM”); and

(2) CRUDE CARRIERS CORP., a corporation duly organized and existing under the laws of the Marshall Islands (“CCC” and together with CSM the “Parties”)

Whereas under a commercial and technical management agreement dated 17th March 2010 between CSM and CCC (as amended and supplemented from time to time the “Management Agreement”) CSM has been providing management services to CCC and its owned vessels m.t. Miltiadis M II, m.t. Amoureux and m.t. Aias.

NOW THEREFORE, the Parties hereby agree, on the terms and subject to the conditions set forth herein, to terminate with immediate effect the Management Agreement and confirm and warrant that there are no outstandings between them under such Management Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

CRUDE CARRIERS CORP.

By:	/s/ Gerasimos Kalogiratos
Name: Gerasimos Kalogiratos
Title: Director

CAPITAL SHIP MANAGEMENT CORP.

By:	/s/ Prokopis Iliou
Name: Prokopis Iliou
Title: Director